

SI 16012684 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68146

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/15** (mm/dd/yy) AND ENDING **12/31/15** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Funding Circle Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 Front St, Floor 4
(No. and Street)

San Francisco	**California**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Spack **415-591-7778**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese, CPA
(Name – if individual, state last, first, middle name)

125 E Lake Street, Suite 303	**Bloomingdale**	**IL**	**60108**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **David Spack**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Funding Circle Securities, LLC**, as of **December 31, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Compliance Officer
Title



CHERYL MERIL
Commission No. 1990475
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires OCTOBER 3, 2016
NCC1
NCC1

Notary Public

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA COUNTY OF San Francisco
Subscribed and sworn to (or affirmed) before me on this 23 day of February
20 16 by David Spack
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Signature of Notary)

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Funding Circle Securities, LLC

December 31, 2015

Table of Contents



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Funding Circle Securities LLC

We have audited the accompanying financial statements of Funding Circle Securities LLC which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Funding Circle Securities LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Funding Circle Securities LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Funding Circle Securities LLC's financial statements. The supplemental information is the responsibility of Funding Circle Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 23, 2016

FUNDING CIRCLE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

Cash	$	23,531
Prepaid Assets		36,272
Total assets	$	59,803

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Accounts payable and accrued liabilities	$	2,200
Total liabilities		2,200
Commitments and contingencies		
Member's capital		57,603
Total liabilities and member's capital	$	59,803

See accompanying notes to the financial

FUNDING CIRCLE SECURITIES, LLC

STATEMENT OF OPERATIONS

for the year ended December 31, 2015

Revenue		-
Expenses		
Professional Fees	$	23,423
Regulatory Fees		46,535
Operating expenses		5,157
Total expenses		75,115
Net loss	$	(75,115))

See accompanying notes to the financial

FUNDING CIRCLE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

for the year ended December 31, 2015

Member's capital, beginning of year	$	12,718
Contributions		120,000
Net loss		(75,115)
Member's capital, end of year	$	57,603

See accompanying notes to the financial

FUNDING CIRCLE SECURITIES, LLC

STATEMENT OF CASH FLOWS

for the year ended December 31, 2015

Cash flows from operating activities:		
Net loss	$	(75,115))
Change in operating assets and liabilities:		
Prepaid Expense		(32,778))
Accounts payable and accrued expenses		(1,696)
Net cash used in operating activities		(109,,589)
Cash flows from financing activities:		
Contributions from member		120,000
Net cash provided by financing activities		120,000
Net increase in cash		10,411
Cash, beginning of year		13,120
Cash, end of year	$	23,531
Supplemental information:		
Income taxes paid	$	-

See accompanying notes to the financial

Funding Circle Securities, LLC

Notes to the Financial Statements

December 31, 2015

1. Organization and Summary of Accounting Policies

Organization and Nature of Business

Funding Circle Securities, LLC (formerly known as DSRM Brokerage, LLC) (the "Company") is a Delaware Limited Liability Company formed on December 17, 2008 with a perpetual term of existence and limited liability in accordance with the firm's operating agreement and relevant state law. The Company is a foreign LLC registered to do business in California.

The Company became a member of the Financial Industry Regulatory Authority on March 22, 2010. The Company is a private placement broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), and is regulated by the Financial Industry Regulatory Authority ("FINRA").

The Company is registered as an exempt foreign dealer with the Ontario Securities Commission

The Company conducts a securities business limited to private placement of securities issued by an affiliated company.

Basis of Presentation

The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Cash

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

2. Net Capital

The Company is a member firm of FINRA, and is subject Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Under this rule, the Company is required to maintain minimum "Net Capital" of the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as these terms are defined, and maintain a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 15 to 1. Net Capital and Aggregate Indebtedness change daily. The Company had Net Capital of $21,331 as December 31, 2015 which exceeded the regulator requirement of $5,000 by $16,331. The ratio of Aggregate Indebtedness to Net Capital was 10.3 to 1 at December 31, 2015.

3. Income Taxes

The Company was formed as a Delaware Limited Liability Company ("LLC"). LLC's are not taxable entities and are treated in the same manner as a partnership for federal and state income tax purposes. Federal and state income tax statutes require that the income or loss of the LLC be included in the tax returns of the individual members.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local, and foreign jurisdictions, where applicable. The Company is subject to examination by the federal and state taxing authorities for the prior three years.

4. Related Party Transactions

Since 2014, the Company has had in place an Expense Sharing Agreement with Funding Circle USA (Funding Circle). Funding Circle is the sole member of the company. Pursuant to that agreement, except for certain regulatory and audit fees, all expenses were paid for and recorded by Funding Circle. During the year ended December 31, 2015, Funding Circle paid certain expenses, including (a) employee compensation and benefits, (b) office and equipment leases, (c) marketing and business development and (d) other general and administrative expenses. During 2015, Funding Circle USA, Inc. paid $2,155,380.52 in expenses for Funding Circle Securities under the expense sharing agreement. The agreement does not require any reimbursement by the Company. Included in the above total was Registered Representative compensation of $888,179. According to FINRA Notice to Members 03-63, Funding Circle USA may be required to be registered as a broker/dealer with the SEC to be able to pay such compensation.

5. Regulatory

The Company is currently undergoing a cycle review examination by FINRA. The examination has not been completed and the results have not been finalized. The company does not believe that the exam results will have a material effect on the financial condition of the Company.

6. Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 23, 2016, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Funding Circle Securities, LLC
Schedule I

SUPPLEMENTAL INFORMATION

FUNDING CIRCLE SECURITIES, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

for the year ended December 31, 2015

Net capital:		
Total member's capital		$ 57,603
Less: Non-allowable assets		
Prepaid expense		36,272
Total non-allowable assets		36,272
Net Capital		**21,331**
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued liabilities	$ 2,200	
		$ 2,200
Total aggregate indebtedness (A.I.)		
Computation of basic net capital requirement, greater of:		$ 147
Minimum net capital required (6-2/3% of A.I.)		
		$ 5,000
Minimum dollar requirement		
		$ 16,331
Excess net capital		
Net capital less greater of 10% of A.I. or 120% of minimum dollar requirement		$ 15,331
		10.3%
Ratio: Aggregate indebtedness to net capital		

The above computation of net capital pursuant to SEC Rule 15c3-1 does not differ materially from the computation as of December 31, 2015 included in the Company's unaudited Form X-17a5, Part IIA.

See Report of Independent Registered Public Accounting Firm

Funding Circle Securities, LLC
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2015

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). The Company does not accept or handle customer funds or securities.

Information relating to possession or control requirements

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities during the year ended December 31, 2015, without exception.



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Funding Circle Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Funding Circle Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Funding Circle Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Funding Circle Securities LLC stated that Funding Circle Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Funding Circle Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Funding Circle Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 23, 2016


Funding Circle Securities
Affiliated broker-dealer of Funding Circle

February 12, 2016

SEA 15c3-3 Exemption Report

I, David Spack, Chief Compliance Officer of Funding Circle Securities, LLC (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;

2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year ending December 31, 2015 without exception;

Respectfully submitted,

David Spack
Chief Compliance Officer